[redacted]

03013991

AB 3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53614

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Steben & Company, Inc.

OFFICIAL USE ONLY
52-1609789
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14811 Polar Hill Road
(No. and Street)

Germantown (City) — Maryland (State) — 20874 (Zip Code)

SEC RECEIVED MAR 0 3 2003 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth E. Steben — (800) 726-3400 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

30 South Wacker Drive (Address) — Chicago (City) — Illinois (State) — 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 2 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number.

BB 3/19

OATH OR AFFIRMATION

I, **Kenneth E. Steben**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Steben & Company, Inc,** as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

OFFICIAL SEAL
TARA L.P. ZILINSKAS
Notary Public, State of Illinois
My Commission Expires 11/23/2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Notes to statement of financial condition	3 - 5

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Steben & Company, Inc.
Germantown, Maryland

We have audited the accompanying statement of financial condition of Steben & Company, Inc. as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Steben & Company, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 11, 2003

STEBEN & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash and cash equivalents	$	927,944
Commissions, management and incentive fees receivable		428,070
Total assets	**$**	**1,356,014**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	120,018
Stockholder's Equity		
Common stock, $1 par value; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		129
Retained earnings		1,234,867
Total stockholder's equity		1,235,996
Total liabilities and stockholder's equity	**$**	**1,356,014**

The accompanying notes are an integral part of the statement of financial condition.

STEBEN & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Steben & Company, Inc. (the "Company") is a Maryland company established on February 9, 1989. The Company is registered as an introducing broker and commodity pool operator with the Commodity Futures Trading Commission (CFTC), and is a member of the National Futures Association. On May 20, 2002, the Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company specializes in managed futures investments. The Company is also a registered investment advisor in the State of Maryland. The Company's principal operations are located in Germantown, Maryland.

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Significant accounting policies are as follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include cash on hand, interest-bearing demand deposits with banks and money market accounts.

Income taxes: The Company has elected to be an "S corporation" under provisions of the Internal Revenue Code. Under those provisions, the Company does not pay Federal income taxes on its taxable income. The stockholder is liable for individual income taxes on the Company's taxable income.

Note 2. Simplified Individual Retirement Account

The Company has a Simple Individual Retirement Account, whereby the Company matches all contributions made by eligible employees up to a maximum of 3% of employee compensation.

Note 3. Partnership Interest

The Company is the General Partner of Sage Fund Limited Partnership and Futures Portfolio Fund Limited Partnership (the Partnerships). The general partnership interests are carried at book value as stated in the financial statements of the Partnerships. The Partnerships engage in speculative trading of U.S. and foreign futures contracts, options on U.S. and foreign futures contracts, and forward contracts (collectively, derivatives). These derivatives include both financial and nonfinancial contracts held as part of a diversified trading strategy. The Partnerships are exposed to both market risk - the risk arising from changes in the market value of the contracts, and credit risk - the risk of failure by another party to perform according to the terms of a contract, and as general partner in the Partnerships, the Company shares in these risks. Both Partnerships are subject to regulations of the CFTC and the National Futures Association (NFA) and are independently audited on an annual basis. The sole stockholder of the Company also has a limited partnership investment with the Partnerships.

In consideration for providing administrative services, these Partnerships pay the Company monthly management fees equal to a percentage of the month-end assets of the Partnerships as well as monthly expense allocation fees. The Company also receives 1% of the Partnerships' profit or losses and a one-time 1% fee from new subscriptions. The Company has the discretion to reduce or waive this fee. Such amounts are reflected as management and incentive fee income in the statement of operations.

Upon dissolution and termination of the Partnerships, the General Partner shall contribute to the Partnerships the lesser of (1) any deficit balance in its capital account in the Partnerships; or (2) the excess of 1.01% of the total capital contributions of the Limited Partners over the capital previously contributed by the General Partner.

The Company had a management and incentive fee receivable from the Partnerships of $55,075 at December 31, 2002.

Note 4. Related Party Transactions

The Company's office facilities are located at the residence of the Company's sole stockholder. Accordingly, the Company has entered into an agreement with the sole stockholder whereby rent expenses are paid to the sole stockholder on a monthly basis.

Note 5. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts with financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank. The Company had cash and cash equivalents at December 31, 2002, that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

The Partnerships enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts. These derivative financial instruments are subject to varying degrees of market and credit risk.

The Partnerships enter into various transactions with futures commission merchants and other financial institutions. In the event counterparties do not fulfill their obligations, the Company, as General Partner, may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each counterparty with which it conducts business.

Note 6. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company, as a registered introducing broker with the Commodity Futures Trading Commission, is required to maintain adjusted net capital equivalent to $30,000. At December 31, 2002, the Company had net capital of $1,172,472 which was $1,147,472 in excess of its required net capital of $30,000. At December 31, 2002, the Company's net capital ratio was .10 to 1.